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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               -------------------

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                       BROOKDALE LIVING COMMUNITIES, INC.
                              (Name of the Issuer)

                       BROOKDALE LIVING COMMUNITIES, INC.
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   112462 10 6
                     (CUSIP Number of Class of Securities)

                               -------------------

                                 Mark J. Schulte
               Chairman of the Board and Chief Executive Officer
                       Brookdale Living Communities, Inc.
                       330 North Wabash Avenue, Suite 1400
                             Chicago, Illinois 60611
                         Telephone Number (312) 977-3700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                               -------------------

                                    Copy to:

                              Brian T. Black, Esq.
                                Winston & Strawn
                              35 West Wacker Drive
                             Chicago Illinois 60601
                                 (312) 558-5600

This statement is filed in connection with (check the appropriate box):
a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [X] A tender offer.
d. [ ] None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           CALCULATION OF FILING FEE
================================================================================
     TRANSACTION VALUATION*                          AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
         $102,077,140                                       $20,415
================================================================================

* Determined by multiplying 9,926,549 (but not including the number of outstanding shares of common stock of Brookdale Living Communities, Inc. owned by Fortress Brookdale Acquisition LLC) by $15.25 per share.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $20,415               Filing Party: Fortress
                                                    Brookdale Acquisition LLC
     Form or Registration No.: TO-T/13E-311301A     Date Filed:   August 1, 2000


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                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Brookdale Living Communities, Inc., a Delaware corporation (the "Company" or "Brookdale"), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder, in connection with the tender offer by Fortress Brookdale Acquisition LLC ("Purchaser") to purchase any and all of the outstanding shares of common stock, par value $0.01 per share (the "Shares"), of the Company for $15.25 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 1, 2000, as amended (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). In response to the Offer, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9, dated August 1, 2000, as amended (the "Schedule 14D-9"). Pursuant to General Instruction F to Schedule 13E-3, except as otherwise set forth below, information contained in the
Schedule 14D-9 as amended and supplemented by Amendment No. 1 to the Schedule 14D-9 filed on August 28, 2000 and Amendment No. 2 to the Schedule 14D-9 filed September 6, 2000 is expressly incorporated by reference in response to the items of this Schedule 13E-3; information contained in the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Purchaser with the Securities and Exchange Commission on August 1, 2000, as amended by Amendment No. 1 to the Schedule TO filed on August 28, 2000, and Amendment No. 2 to the Schedule TO filed September 6, 2000 is specifically referenced below. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Offer to Purchase.


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ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.


ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The information set forth in "THE TENDER OFFER--Price Range of Shares; Dividends" in the Offer to Purchase is hereby incorporated by reference.

         (b) and (c)  The information set forth in "SPECIAL
                      FACTORS--Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is hereby incorporated by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Except as indicated below, the business address of each executive officer and director of the Company is 330 North Wabash Avenue, Suite 1400, Chicago, Illinois 60601. The business address of Wayne D. Boberg, a director of the Company, is Winston & Strawn, 35 West Wacker Drive, Chicago, Illinois 60601. The business address of Dr. Bruce
                      L. Gewertz, a director of the Company, is University of Chicago, 5841 South Maryland, MC5029, Chicago, Illinois 60637. The business address of Darryl W. Hartley-Leonard, a director of the Company is c/o PGI, 2200 Wilson Boulevard, 5th Floor, Arlington, Virginia 22201. The business addresses of Wesley R. Edens, Paul H. Warren and William B. Doniger, each a director of the Company, are set forth in Annex A of the Schedule 14D-9. The business address of Mark H. Tabak, a director of the Company, is 54 Thompson Street, New York, New York 10012.

         (c) During the last five years, neither the Company nor, to the best knowledge of the Company, any director or executive officer of the Company, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in "INTRODUCTION," "SPECIAL FACTORS" --Background of the Offer," "SPECIAL FACTORS--Purpose and Structure of the Transaction," "SPECIAL FACTORS--The Merger Agreement," "THE TENDER OFFER--1. Terms of the Offer," "THE TENDER OFFER--2. Acceptance for Payment and Payment," "THE TENDER OFFER--3. Procedures for Tendering Shares," "THE TENDER OFFER--4. Withdrawal Rights," "THE TENDER OFFER--10. Conditions of the Offer" and "THE TENDER OFFER--11. Fees and Other Expenses" in the Offer to Purchase is incorporated by reference.

         (b) The information set forth in "INTRODUCTION," "SPECIAL FACTORS--Background of the Offer," "SPECIAL
                      FACTORS--Purpose and Structure of the Transaction," "SPECIAL FACTORS--Plans for the Company After the Merger," "SPECIAL FACTORS--Recommendation of the Special Committee and the Board; Fairness of the Transaction," "SPECIAL FACTORS--Interests of Certain Persons in the Transaction," "SPECIAL FACTORS--The Merger Agreement," "SPECIAL FACTORS--Dissenters Rights" and "SPECIAL FACTORS--Certain Federal Income Tax Consequences" in the Offer to purchase is incorporated herein by reference.

         (c)          Not applicable.

         (e)          None.

         (f)          Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         The information contained in the sections of the Offer to Purchase entitled "SPECIAL FACTORS--The Merger Agreement" and "THE TENDER OFFER" is incorporated by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         The information contained in the sections of the Offer to Purchase entitled "SPECIAL FACTORS--Purpose and Structure of the Offer and the Merger; Reasons for the Offer and the Merger" and "--Plans for the Company After the Offer and the Merger; Certain Effects of the Offer" is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

                           In addition to the information set forth in Item 4 of
                      the Schedule 14D-9 which is incorporated herein by reference, the Company includes the following:

                           The Company believes that the Offer and Merger are
                      procedurally fair because, among other things: (i) the Independent Committee, which negotiated the terms of the Merger Agreement with Purchaser, consisted entirely of non-management directors who had no relationship with Purchaser; (ii) the Company Board ensured that Purchaser's representative's on the Company Board did not participate in the discussions or deliberations of the Independent Committee or its advisors, and made certain that Purchaser was bound by the terms of the Fortress Standstill Agreement which prohibited it from acquiring or attempting to acquire additional Shares prior to July 5, 2000 giving the Independent Committee the opportunity to retain independent advisors and thoughtfully consider the best course for the Company; (iii) the Independent Committee retained and was advised by its own independent legal counsel; (iv) the Independent Committee retained and was advised by Merrill Lynch as its independent financial advisor to assist it in evaluating a potential transaction with Purchaser and to render a fairness opinion; (v) the fact that the $15.25 per Share price and the other terms and conditions of the Merger Agreement resulted from active arm's-length bargaining between representatives of the Independent Committee, on the one hand, and representatives of Purchaser, on the other; (vi) the Merger Agreement did not impose significant impediments to prospective competitive bidders; and (vii) the term of the Offer was longer than 20 business days.

                           For the reasons set forth in the Schedule 14D-9 the
                      Company believes that the Offer and Merger are fair to unaffiliated stockholders.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

         Any report, opinion or appraisal shall be made available for inspection or copying at the principal executive office of the Company during its regular business hours by any interested equity security holder of the Company or his or her representative who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

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         (c)      Brookdale, as the subject company, will be responsible for paying all expenses related to its role in the Offer.

ITEM 13. FINANCIAL STATEMENTS.

         (a)      Financial information.

                  The information contained in Item 8 and Exhibit 12 of the Company's Annual Report on Form 10-K for the year ended December 31, 1999 and Item 1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 is incorporated by reference.

ITEM 16. EXHIBITS.

         (a)(1) Offer to Purchase, dated August 1, 2000, as amended August 28, 2000 and further amended on September 6, 2000 (previously filed).

         (a)(2)   Letter of Transmittal (previously filed).

         (a)(3) Form of Letter to Stockholders of the Company dated as of August 1, 2000 (previously filed).

         (a)(4) Schedule 14D-9 filed by Brookdale Living Communities, Inc. on August 1, 2000, as amended August 28, 2000 and further amended on September 6, 2000 (previously filed).

         (a)(5) Audited financial statements for the Company's 1998 and 1999 fiscal years, in Item 8 and Exhibit 12 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 (incorporated by reference to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2000).

         (a)(6) Unaudited financial statements for the six-month period ended June 30, 2000 in Item 1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2000 (incorporated by reference to the Company's Quarterly Report on Form 10-Q filed with the SEC on August 14, 2000).

         (b)      Not applicable.

         (c)(1) Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Independent Committee and the Company Board, dated July 26, 2000 (previously filed).

         (c)(2) Materials presented by Merrill Lynch to the Independent Committee on May 10, 2000 (dated May 8, 2000) as described in the Schedule 14D-9.*

         (c)(3) Materials presented by Merrill Lynch to the Independent Committee on May 19, 2000 as described in the Schedule 14D-9.*

         (c)(4) Materials presented by Merrill Lynch to the Independent Committee on June 5, 2000 as described in the Schedule 14D-9.*

         (c)(5) Materials presented by Merrill Lynch to the Independent Committee on June 30, 2000 as described in the Schedule 14D-9.

         (d)(1) Agreement and Plan of Merger, dated as of July 26, 2000, by and among Fortress, Purchaser, Acquisition Sub and the Company (previously filed).

         (f) Description of Dissenters' Rights (the information set forth in "SPECIAL FACTORS--Dissenters' Rights" in the Offer to Purchase is incorporated herein by reference).

         (g)      Not Applicable.

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* To be filed by amendment.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BROOKDALE LIVING COMMUNITIES, INC.


                                          By: /s/ Robert J. Rudnik
                                              ----------------------------------
                                          Name:   Robert J. Rudnik
                                          Title:  Executive Vice President,
                                                  General Counsel and Secretary




Dated:  September 6, 2000